Filed by RCF Acquistion Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41039

Subject Company: RCF Acquisition Corp.

Accra, 26 February 2024

For Immediate Release

BOGOSO PRESTEA GOLD MINE TO BE RECAPITALISED AS PART OF PLANNED RESTRUCTURING

FGR Bogoso Prestea Limited, the owner and operator of the Bogoso and Prestea mining leases, has signed agreements to restructure its ownership that will support the long-term success of the mine.

The completion of this transaction however, is subject to approval from the Ministry of Land and Natural Resources in Ghana.

The Bogoso Prestea mine has a proud history dating back to 1912, during which time it has produced over 9m oz of gold.

However, since 2017 it has been suffering from declining performance, racking-up over $200 million of losses, much of which is owed to local suppliers, government agencies and its workforce.

This led to the introduction of a new owner, Future Global Resources (FGR), in October 2020, who have invested considerable sums over the past three years to help cover these losses as well as working with the local team to change the mining method underground and re-open surface mining.

However, the legacy debts, which pre-date the ownership of FGR, along with unstable industrial relations, have undermined the mine’s ability to attract the further investment it needs to stabilise and grow profitable production.

These issues will now be addressed by restructuring the ownership of the mine to bring in additional financing and bring this important asset back to full operations.

Further announcements regarding this transaction will be made in due course.

Speaking regarding the restructuring, Andrew Cavaghan, Executive Chairman of Future Global Resources, said, “The Bogoso Prestea gold mine has the potential to be a Tier 1 gold producing asset. We believe this transaction enables us to unlock this potential, delivering a multi-generational and sustainable business for our shareholders, our workforce, and the whole community.”

For further information:

Kwabena Boahene Asamoah
Team Leader, Media Dot Kom

Cell: +233-24-4387363
Website: www.mediadotkom.net
Twitter: @boahene
Skype: kobianhmensah6860@skype.com and boahene.asamoah@mediadotkom.net

Additional Information and Where to Find It

In connection the proposed business combination, Blue Gold Limited intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus certain other related documents, which will be both the proxy to the shareholders of Perception Capital Corp. IV in connection with its solicitation of proxies for the vote by its shareholders with respect to the proposed business compbination and other matters as may be described in the definitive proxy statement/prospectus, as well as a prospectus relating to the offer and sale of the securities to be issued in the proposed business combination. Shareholders are encouraged to read the Registration Statement, when available, as it will contain important information.

This press release does not contain any information that should be considered by Perception’s shareholders concerning the proposed business combination and is not intended to constitute the basis of any voting or investment decision in respect of the proposed business combination or the securities of the combined company. Shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about the parties, the merger agreement and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of Perception as of a record date to be established for voting on the business combination. Shareholders of RCFA will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov or by directing a request to: Perception Capital Corp. IV, 3109 W. 50th Street, #207, Minneapolis, MN 55410, Attention: Investor Relations or by email at investors@perceptioncapitalpartners.com.

Participants in Solicitation

Peception, Blue Gold Holdings Limited (“Blue Gold”), Blue Gold Limited (“Pubco”) and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Perception’s shareholders with respect to the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of each of Perception and Blue Gold with respect to the proposed business combination in the proxy statement/prospectus for the proposed business combination when available and in such companies’ respective filings with the SEC.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.